Exhibit 99.1

 New Gold Reports Fourth Quarter and Annual Operational Results; Achieves Annual Production Guidance
Provides Notice of Release of Fourth Quarter Financial Results

January 14, 2021 – New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) reports fourth quarter and annual operational results for the Company as of December 31, 2020, achieving the mid-range of the revised annual production guidance (refer to the Company's July 30, 2020 news release for further information). An earnings conference call and webcast will be held on February 19, 2021 beginning at 8:30 am Eastern Time to discuss the fourth quarter financial results (details provided at the end of this news release). All amounts are in U.S. dollars unless otherwise indicated.

The Rainy River Mine achieved the higher end of the revised annual gold equivalent production1 guidance and continued to meet, or exceed, all key operational and cost targets. All deferred construction capital has been completed and the Rainy River Mine is now positioned for strong production growth at lower costs and higher margins that will drive strong free cash flow generation over the life of the mine.

The New Afton Mine achieved the mid-range of the revised annual gold equivalent production guidance (copper production achieved the mid-range and gold production achieved the lower end). Operational performance continued to improve over the prior quarter and benefited from the stronger copper prices realized during the quarter. A strategic drilling program was launched in October to unlock the epithermal and porphyry potential of the Cherry Creek trend as well as other near mine targets.

Sustainability and ESG

New Gold has four key areas of focus: Water, Climate, Indigenous Peoples and Tailings Management. In 2020, New Gold refocused its sustainability efforts to align with the most pressing ESG reporting issues facing the industry. We have adopted an embedded, systems-based approach to execute on our sustainability strategy that aligns with ESG global standards beginning in 2021.

Consolidated Fourth Quarter Highlights

●	Total production for the fourth quarter was 120,567 gold equivalent1 (gold eq.) ounces (83,096 ounces of gold, 199,428 ounces of silver and 18.5 million pounds of copper). For the year, production was 437,617 gold eq. ounces (293,139 ounces of gold, 636,952 ounces of silver and 72.1 million pounds of copper), achieving mid-range of the revised annual production guidance.

●	The Rainy River Mine produced 68,241 gold eq. ounces (66,734 ounces of gold and 127,390 ounces of silver) for the quarter. For the year, production was 233,201 gold eq. ounces (228,919 ounces of gold and 361,862 ounces of silver), achieving the higher end of the revised annual production guidance.

●	The New Afton Mine produced 52,326 gold eq. ounces (16,362 ounces of gold and 18.5 million pounds of copper) for the quarter. For the year, production was 204,416 gold eq. ounces (64,220 ounces of gold and 72.1 million pounds of copper), achieving the mid-range of revised annual production guidance.

●	On December 23, 2020, the Company completed the partial redemption of $200 million of the principal amount of the outstanding 6.25% senior notes due in 2025 that was funded with cash on hand. (refer to the Company's November 23, 2020 and December 23, 2020 news releases for further information)

●	The Company recently purchased copper put options with a floor of $3.10 per pound, covering 1,700 tonnes per month (approximately 65% of anticipated production), over the period from April 2021 to September 2021. At the end of 2020, all gold option contracts have expired and the Company is now fully exposed to current gold prices.

●	Exploration drilling programs at both assets were launched late in the fourth quarter and an update is expected to be released in the latter part of the first quarter.

●	At the end of the quarter, the Company had a cash position of $185 million and a strong liquidity position of approximately $490 million.

"During the year, we repositioned the Company for long-term success as we transition to free cash flow generation in 2021. We improved our operational and cost performance, executed on our strategic capital plans, restructured our balance sheet and improved our liquidity position and we have shifted our focus to driving further operational and cost optimizations at both our assets. We begin the new year as a much stronger company with a growing, higher-margin production profile, and following the expiration of our gold hedges at the end of 2020, we are now fully exposed to the higher gold price as well as the stronger copper price.” stated Renaud Adams, CEO. “The Rainy River Mine is now entering a phase of strong production growth and free cash flow generation and has the potential to extend the life of the underground mine. At the New Afton Mine, we continue to advance all key B3/C-Zone projects on a self-funded basis that will position this asset for a robust free cash flow stream as the C-Zone begins production in the latter part of 2023. We have launched exploration drilling programs at both assets that could increase our resource inventory and potentially extend mine life.”

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1. Refer to the “Non-GAAP Financial Performance Measures" section of this press release.

Consolidated Fourth Quarter Operational Results
	Q4 2020	FY 2020	2020 Revised Consolidated Guidance
Gold eq. production (ounces)[1]	120,567	437,617	415,000 – 455,000
Gold production (ounces)	83,096	293,139	284,000 – 304,000
Copper production (Mlbs)	18.5	72.1	65 - 75
Average realized gold price, per ounce[2]	1,623	1,559	-
Average realized copper price, per pound[2]	3.34	2.86	-
1.       Total gold eq. ounces include silver and copper produced converted to a gold eq. based on a ratio of $1,500 per gold ounce, $17.75 per silver ounce and $2.85 per copper pound. Throughout the year the Company will report gold eq. ounces using a constant ratio of those prices. All copper is produced by the New Afton Mine.
2.       Refer to the “Non-GAAP Financial Performance Measures" section of this press release.

Rainy River Mine Highlights
Rainy River Mine	Q4 2020	FY 2020	2020 Revised Guidance
Gold eq. production (ounces)[1]	68,241	233,201	225,000 – 235,000
Gold eq. sold (ounces)	72,279	235,416	-
Gold production (ounces)	66,734	228,919	222,000 – 232,000
Gold sold (ounces)	70,675	231,112	-
Average realized gold price, per ounce[2]	1,624	1,561	-
1.      Gold eq. ounces for Rainy River in Q4 2020 includes 127,390 ounces of silver converted to a gold eq. based on a ratio of $1,500 per gold ounce and $17.75 per silver ounce.
2.      Refer to the “Non-GAAP Financial Performance Measures" section of this press release.

Rainy River Operating KPI’s
Rainy River Mine	FY 2019	Q1 2020	Q2 2020	Q3 2020	Q4 2020	FY 2020
Tonnes mined per day (ore and waste)	118,404	127,684	126,512	145,701	158,638	139,702
Ore tonnes mined per day	18,712	26,012	23,101	36,515	42,918	32,178
Operating waste tonnes per day	73,702	75,596	72,575	62,818	73,921	71,212
Capitalized waste tonnes per day	25,990	26,077	30,836	46,368	41,799	36,313
Total waste tonnes per day	99,692	101,673	103,411	109,186	115,720	107,525
Strip ratio (waste: ore)	5.33	3.91	4.48	2.99	2.70	3.34
Tonnes milled per calendar day	21,980	18,441	23,880	26,998	26,999	24,096
Gold grade milled (g/t)	1.08	1.03	0.78	0.88	0.93	0.90
Gold recovery (%)	91	90	89	89	90	90
Mill availability (%)	88	91	90	90	94	91
Gold production (oz)	253,772	50,381	48,800	63,004	66,734	228,919
Gold eq. production[1] (oz)	257,051	51,106	49,633	64,221	68,241	233,201
1. Refer to the “Non-GAAP Financial Performance Measures" section of this press release.

The Rainy River Mine has achieved the higher end of the revised annual gold eq. production guidance. Operating expenses and cash costs are expected to be below revised annual guidance, primarily due to lower mining costs during the year as well as higher production and sales. All-in sustaining costs (“AISC”) are expected to be below the revised annual guidance due to lower operating expenses and sustaining capital spend. Sustaining capital is tracking to achieve the lower end of the revised annual guidance estimates, primarily due to realized savings related to Tailings Management Area (TMA) construction.

●	Our COVID-19 response continued to be effective with the implementation of rapid testing at Rainy River. Our site remained COVID free for majority of 2020 with two isolated contract employee cases in Q4. The cases were identified early with our rapid testing process and confirmed with Public Health and posed minimal risk to the operation. Both cases have now recovered. For further information on the Company’s response to COVID-19 is available via the following link: https://newgold.com/covid-19/.

●	For the fourth quarter, gold eq. production was 68,241 ounces (66,734 ounces of gold and 127,390 ounces of silver), at a grade of 0.93 grams per tonne, an increase over the prior two quarters. For the year, gold eq. production was 233,201 ounces (228,919 ounces of gold and 361,862 ounces of silver), achieving the higher end of revised annual production guidance.

●	During the fourth quarter, the open pit mine achieved approximately 159,000 tonnes per day, an 9% increase over the prior quarter and exceeding the 2021 target capacity of 150,000 tonnes per day. During the quarter, approximately 3.9 million ore tonnes and 10.6 million waste tonnes (including 3.8 million capitalized waste tonnes) were mined from the open pit at an average strip ratio of 2.70:1. Capitalized waste remained elevated in the quarter as Phase 3 waste stripping continued to advance.

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●	For the second consecutive quarter, the mill processed approximately 27,000 tonnes per day for the quarter, the maximum average allowable under the existing mill permit. The mill continued to process ore directly supplied by the open pit combined with ore from the medium grade stockpile and processed an average grade of 0.93 grams per tonne at a gold recovery of 90%. Low grade ore continues to be stockpiled for future processing as part of the underground mine plan. With the mill operating consistently at its maximum capacity, efforts will continue to focus on additional optimization opportunities to increase recovery and unit cost performance. Mill availability for the quarter averaged 94%, exceeding plan.

●	All key capital projects were completed during the quarter, including the Stage 2 tailings dam raise and wick drain installation for stabilization of the east waste dump. As previously disclosed, a small portion of the Tailings Management Area (TMA) construction as well as other smaller projects that were originally scheduled for completion in 2021 were completed in the quarter, thereby reducing planned capital requirements for 2021.

●	At the end of the quarter, development of the decline towards the Intrepid underground ore zone had advanced 590 metres, exceeding the planned 550 metres for the year. The operation is expected to access the first ore level by the middle of the first quarter. The focus in 2021 will be on the refinement of the long-hole mining methodology and block model. Production from the Intrepid Zone is expected to begin in late 2022.

●	Late in the quarter, a drilling program was launched on the North East Trend, located approximately 18 kilometers northeast of the Rainy River Mine. A total of 1,298 meters of the 8,000 metre were completed by the end of the year. The drilling program continues to test the previously identified high priority targets.

New Afton Mine Operational Highlights
New Afton Mine	Q4 2020	FY 2020	2020 Revised Guidance
Gold eq. production (ounces) [1]	52,326	204,416	190,000 – 220, 000
Gold eq. sold (ounces)	49,860	192,953	-
Gold production (ounces)	16,362	64,220	62,000 – 72,000
Gold sold (ounces)	15,817	60,765	-
Copper production (Mlbs)	18.5	72.1	65 – 75
Copper sold (Mlbs)	17.5	68.0	-
Average realized gold price, per ounce[2]	1,621	1,553	-
Average realized copper price, per pound[2]	3.34	2.86	-
1.      Gold eq. ounces for New Afton in Q4 2020 includes 18.5 million pounds of copper and 72,038 ounces of silver converted to a gold eq. based on a ratio of $1,500 per gold ounce, $2.85 per copper pound and $17.75 per silver ounce.
2.      Refer to the “Non-GAAP Financial Performance Measures" section of this press release.

New Afton Operating KPI’s
New Afton Mine	FY 2019	Q1 2020	Q2 2020	Q3 2020	Q4 2020	FY 2020
Tonnes mined per day (ore and waste)	15,620	16,727	15,358	17,249	17,259	16,652
Tonnes milled per calendar day	15,300	15,377	14,240	15,483	15,358	15,116
Gold grade milled (g/t)	0.47	0.45	0.46	0.44	0.46	0.45
Gold recovery (%)	82	81	81	80	79	80
Gold production (oz)	68,785	16,409	15,494	15,955	16,362	64,220
Copper grade milled (%)	0.78	0.73	0.72	0.71	0.73	0.72
Copper recovery (%)	83	82	83	82	81	82
Copper production (Mlbs)	79.4	18.5	16.9	18.2	18.5	72.1
Mill availability (%)	97	98	92	98	99	97
Gold eq. production[1] (oz)	229,091	52,329	48,446	51,315	52,326	204,416
1.      Gold eq. ounces for New Afton in Q4 2020 includes 18.5 million pounds of copper and 72,038 ounces of silver converted to a gold eq. based on a ratio of $1,500 per gold ounce, $2.85 per copper pound and $17.75 per silver ounce.

The New Afton Mine achieved the mid-range of the revised annual gold eq. production guidance. Operating expense and cash costs are expected to achieve the lower end of the revised guidance and AISC are expected to be at, or slightly below, the low end of the revised annual guidance, primarily due to lower sustaining capital spend. Sustaining capital is expected to be at, or slightly below, the low end of the revised annual guidance and growth capital is expected to be at the mid-range of revised annual guidance.

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●	During the quarter, New Afton reported six isolated COVID-19 cases, five cases being among our contractor teams. All six cases have recovered. New Afton is expecting to introduce contact tracing technology and begin implementing rapid testing as an additional screening precaution. For further information on the Company’s response to COVID-19 is available via the following link: https://newgold.com/covid-19/.

●	For the fourth quarter, New Afton produced 52,236 gold eq. ounces (16,362 ounces of gold, and 18.5 million pounds of copper). For the year, the mine produced 204,416 gold eq. ounces (64,220 ounces of gold, and 72.1 million pounds of copper), achieving the mid-range of revised annual production guidance.

●	During the quarter, total development towards the B3 and C-Zone advanced by approximately 1,705 metres, with B3 development achieving 91% and the C-Zone achieving 110% of the planned levels for the year. B3 development efforts were accelerated during the quarter following a short-term reallocation of the workforce to the east cave recovery areas during the third quarter. Execution of the overall B3/C-Zone development project remains on schedule.

●	The underground mine averaged 17,259 tonnes per day for the quarter, above original planned levels.

●	During the quarter, the mill averaged 15,358 tonnes per day, in-line with plan. The mill processed average gold and copper grades of 0.46 grams per tonne gold and 0.73% copper, respectively, with gold and copper recoveries of 79% and 81%, respectively. Mill availability for the quarter averaged 99%, above plan.

●	Both the 2020 and 2021 mine plans incorporate multiple sources of mined ore, including extraction from the east and west caves and rehabilitation and pillar recoveries of medium-high grade. During the quarter, a new access level into the east cave recovery zone completed in the third quarter was utilized with an average extraction rate of 1,339 tonnes per day, including several days over 3,000 tonnes per day in December. The ultimate target extraction rate is 4,000 tonnes per day.

●	Capital projects were advanced during the quarter, including B3/C-Zone development and construction of the Thickened and Amended Tailings ("TAT") facility. The thickener is expected to be on site in Q1 2021 and the overall TAT project remains on schedule.

●	B3 permitting remains on schedule and submission of the C-zone permit was completed during the quarter.

●
Late in the quarter, a 10,000 metre exploration drilling program was launched on the Cherry Creek trend with the initial focus on testing the potential near surface epithermal and porphyry style mineralization. Four drill rigs were mobilized and a total of 6,516 meters were completed by the end of the year.

Fourth Quarter Conference Call and Webcast
The Company will host an earnings call and webcast on Thursday, February 19, 2021 at 08:30 AM Eastern Time to discuss the financial results. Details are provided below:

●	On February 19, 2021, the Company will release fourth quarter and year-end financial results.

●	Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://onlinexperiences.com/Launch/QReg/ShowUUID=EC31CA20-994F-44B2-B28E-DEFD260D3B52.

●	Participants may also listen to the conference call by calling toll free 1-833-350-1329, or 1-236-389-2426 outside of the U.S. and Canada.

●	A recorded playback of the conference call will be available until by calling toll free 1-800-585-8367, or 1-416-621-4642 outside of the U.S. and Canada, passcode 5989090. An archived webcast will also be available until March 19, 2021 at www.newgold.com.

About New Gold Inc.
New Gold is a Canadian-focused intermediate gold mining company with a portfolio of two core producing assets in Canada, the Rainy River and New Afton Mines. The Company also holds an 8% gold stream on the Artemis Gold Blackwater project located in British Columbia and a 6% equity stake in Artemis. The Company also operates the Cerro San Pedro Mine in Mexico (in reclamation). New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to environment and social responsibility. For further information on the Company, visit www.newgold.com.

For further information, please contact:

Anne Day
Vice President, Investor Relations
Direct: +1 (416) 324-6003
Email: anne.day@newgold.com

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Cautionary Note Regarding Forward-Looking Statements
Certain information contained in this news release, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the Company’s plans to grow production and generate free cash flow; the Company’s production and sales; the Company’s cash costs, all-in-sustaining costs and operational expenses; the Company’s plans to optimize operations and costs at its assets and plans to extend the life of mine of the Rainy River Mine and the New Afton Mine; the timing of completion for capital projects at Rainy River Mine and the New Afton Mine; the timing and scope of exploration drilling programs at the Rainy River Mine, the New Afton Mine and Cherry Creek; and the timing of receipt of permits at the New Afton Mine.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold’s latest annual management’s discussion and analysis (“MD&A”), its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the New Afton Mine and Rainy River Mine being consistent with New Gold’s current expectations, particularly in the context of the outbreak of COVID-19; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments during the applicable regulatory processes; (9) there being no new cases of COVID-19 in the Company’s workforce at either the Rainy River or New Afton Mine and the assumption that no additional members of the workforce are expected to be required to self-isolate due to cross-border travel to the United States or any other country; (10) the responses of the relevant governments to the COVID-19 outbreak being sufficient to contain the impact of the COVID-19 outbreak; (11) there being no material disruption to the Company’s supply chains and workforce that would interfere with the Company’s anticipated course of action at the Rainy River Mine and the systematic ramp-up of operations; (12) the long-term economic effects of the COVID-19 outbreak not having a material adverse impact on the Company’s operations or liquidity position; and (13) Artemis Gold Inc. being able to complete the remaining C$50 million cash payment due on August 24, 2021 for the acquisition of the Blackwater project.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of mineral reserves and mineral resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; there being cases of COVID-19 in the Company’s workforce at either the Rainy River or New Afton Mine, or both; the Company’s workforce at either the Rainy River Mine or the New Afton Mine, or both, being required to self-isolate due to cross-border travel to the United States or any other country; the responses of the relevant governments to the COVID-19 outbreak not being sufficient to contain the impact of the COVID-19 outbreak; disruptions to the Company’s supply chain and workforce due to the COVID-19 outbreak; an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects the Company’s operations or liquidity position; there being further shutdowns at the Rainy River or New Afton Mines; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mines on the timing described herein or at all; the Company not being able to complete the exploration drilling program to be launched at the Rainy River Mine and Cherry Creek on the timing described herein or at all; Artemis Gold Inc. not being able to make the remaining C$50 million cash payment due on August 24, 2021. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s Annual Information Form, MD&A and other disclosure documents filed on and available at www.sedar.com and on EDGAR at www.sec.gov. Forward looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Non-GAAP Financial Performance Measures

Average Realized Price

"Average realized price per ounce or pound sold" is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold, silver, and copper sales. Average realized price is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

Technical Information

The scientific and technical information contained herein has been reviewed and approved by Eric Vinet, Senior Vice President, Operations of New Gold. Mr. Vinet is a Professional Engineer and member of the Ordre des ingénieurs du Québec. He is a "Qualified Person" for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

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